CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

     We have issued our report dated April 17, 1997 (except for Note 8, as to which the date is June 20, 1997), which contains an explanatory paragraph that expresses substantial doubt about the Company's ability to continue as a going concern, accompanying the financial statements of Mike's Original, Inc. contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report on the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

/s/ Grant Thornton LLP
GRANT THORNTON LLP


Melville, New York
November 10, 1998